Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

October 23, 2019

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 22, 2019 The Nasdaq Stock Market (the "Exchange") received from Global X Funds (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Global X Cybersecurity ETF


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

